DC

No Act
P.E. 12-19-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043132

January 29, 2007

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2007

Re: The Home Depot, Inc.
Incoming letter dated December 19, 2006

Dear Mr. Grabar:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to Home Depot by Ann Scheffler. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 2 4 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Ann Scheffler
59 Flower Road
Valley Stream, NY 11581

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

354950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC · PARIS · BRUSSELS
LONDON · MOSCOW · FRANKFURT · COLOGNE
ROME · MILAN · HONG KONG · TOKYO

Writer's Direct Dial: (212) 225-2414
E-Mail: ngrabar@cgsh.com

December 19, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Shareholder Proposal of Ms. Ann Scheffler

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Commission of the Company's intention to exclude from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") a proposal (the "Proposal") made by Ms. Ann Scheffler. The Company hereby requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the 2007 Proxy Materials.

The letter from Ms. Scheffler setting forth the Proposal, and the subsequent correspondence between our firm and Ms. Scheffler, are attached as Exhibits A, B and C to this letter. Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to Ms. Scheffler. The Company intends to file its definitive 2007 Proxy Materials on or around April 13, 2007, and this letter is accordingly timely under Rule 14a-8(j).

The Proposal is as follows:

RESOLVED: That there be 2 nominees for each new member of the Board of Directors. That a brief resume of their background, experience and stockholdings in the corporation be delineated. This should make the Board less beholden to the management and more attuned to the needs of the owners, the employees and the customers of the corporation.

REASONS: "Corporate democracy" has become an oxymoron. "Crony capitalism" is a more appropriate term. Directors are "selected" by incumbent directors and management. Stockholders, the true owners of the corporation are allowed to vote for the directors anointed by the hierarchy. This is analogous to the "free" elections in many dictatorships. You either voted for the dictator or did not vote. There was no alternative. In our "corporate democracy" you either vote for or against or withhold your vote but there are no alternative directors to vote for. Corporate directors take office unopposed and answer only to fellow directors and not to the owners of the corporation, the stockholders.

We believe that the Proposal may be properly excluded from the 2007 Proxy Materials for the reasons discussed below.

1. The Proposal is excludable under paragraph (i)(1) of Rule 14a-8, because it is improper under Delaware law.

Rule 14a-8(i)(1) permits the Company to exclude a stockholder proposal from its proxy materials if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

The Proposal would impose a mandatory rule on the election of directors, requiring that there be two nominees and that a summary of the background, experience and share ownership of each nominee be "delineated." As discussed under point two below, the Proposal is indefinite, but it is clearly intended to be binding on the Company and its board of directors.

This mandatory rule would violate the General Corporation Law by improperly compelling the action of the board of directors in an area where directors are required by law to exercise their business judgment in the best interests of the Company. It would also violate the General Corporation Law by requiring the expenditure of corporate funds. Finally, it could result in the board of directors acting in a manner inconsistent with its fiduciary duty of disclosure. These arguments are set forth in an opinion of Delaware counsel, Richards, Layton & Finger, which is attached as Exhibit D to this letter.

Nothing in the Proposal or the supporting statement provides any basis for the Company, its shareholders or its board of directors to read the Proposal as other than binding. The Proposal falls squarely within the Staff's observation that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."[1]

For the reasons summarized above, the Company has concluded that the Proposal as submitted is improper under Delaware law and excludable under Rule 14a-8(i)(1). The Staff has allowed the exclusion under Rule 14a-8(i)(1), for essentially the same reasons set forth above, of identical proposals submitted to other companies.[2]

2. The Proposal is excludable under paragraph (i)(3) of Rule 14a-8, because it is inherently vague and indefinite.

Rule 14a-8(i)(3) allows a company to exclude a stockholder proposal if the proposal or its supporting statement "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that reliance on Rule 14a-8(i)(3) may be appropriate where:

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result … .[3]

When read together with the supporting statement, the Proposal is completely unclear as to what it means or how it should be implemented. The following are some of the more significant uncertainties.

- The Proposal requires that there be two nominees for "each new member" of the board of directors. The quoted expression is itself unclear. In the election of directors, a nomination is not "for" a member but for a position, and "new member" is not a position on the board of directors. The Proposal may be intended to mean that whenever a nominee is a non-incumbent, he or she should be opposed by another nominee. (The other nominee presumably could be an incumbent director.) In other words, the Proposal would not appear to apply

1 Division of Corporation Finance, Staff Legal Bulletin No. 14 (Jul. 13, 2001), Part G—Substantive Issues.

2 *Dominion Resources Services, Inc.* (Jan. 15, 2003) (Virginia law); *CH Energy Group, Inc.* (Jan. 15, 2003) (New York law).

3 Division of Corporation Finance, Staff Legal Bulletin No. 14B (Sep. 15, 2004) ("SLB No. 14B"), Part B.4.

when an incumbent stands for re-election, and it would appear to entrench incumbents by augmenting the difficulty of recruiting and electing new members. This is completely inconsistent with the rationale indicated by the supporting statement, which is that there should be alternative candidates in board elections. Indeed, the supporting statement suggests that opposing candidates are especially needed when an incumbent stands for re-election. Either the Proposal as a whole is incoherent, or the supporting statement materially misrepresents its scope.

- The Proposal would appear to apply to any non-incumbent nominee, but it does not specify who should nominate the opposing candidate. The Proposal's silence might suggest that the board's nominating committee should nominate the opposing candidate. That would, however, be completely inconsistent with the supporting statement. Consequently, again, either the Proposal is incoherent or the supporting statement materially misrepresents it.

- The Proposal requires that certain information concerning nominees be "delineated." It does not specify where or by whom. In light of the supporting statement, the delineation would presumably not come from management or the nominating committee of the incumbent board, but no other source is suggested, or indeed practicable.

In short, the Proposal is not actually a proposal for anything in particular. It is simply a protest. Shareholders might support it or oppose it, but in the language of SLB No. 14B, they would not know "with any reasonable certainty what actions or measures the proposal requires." And, if the Proposal were adopted, the Company and its board of directors would be altogether uncertain about what they were required to do.

For the reasons summarized above, the Company has concluded that the Proposal as submitted is so indefinite, or it is so misrepresented in the supporting statement, that it is excludable in its entirety under Rule 14a-8(i)(3). The Staff has allowed the exclusion under Rule 14a-8(i)(3), for reasons similar to those set forth above, of an identical proposal submitted to another company.[4]

3. The Proposal is excludable under paragraph (i)(8) of Rule 14a-8, because it relates to an election.

Rule 14a-8(i)(8) permits the Company to exclude a stockholder proposal from its proxy materials if the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Company acknowledges that the decision in *AFSCME v. American International Group, Inc.*, 462 F.3d 121(2006) leaves questions about the scope of the exclusion under Rule 14a-(8)(i)(8). The Proposal, however, presents a particularly

---

[4] *International Business Machine Corp.* (Jan. 10, 2003).

strong case for exclusion. The supporting statement clearly indicates that the purpose of the Proposal is to ensure contested elections, and the proper mechanism to ensure contested elections is under Rule 14a-12.[5] Also, the Proposal does not specify how candidates are to be selected in contrast to dual-nominee proposals the staff has not allowed companies to exclude, where the board nominates both candidates.[6] The Proposal should accordingly be excluded regardless of how the Staff or the Commission determine to proceed in response to the AIG case.

* * * * *

As discussed above, the Company believes it may exclude the Proposal from the 2007 Proxy Materials on one or more of three grounds under Rule 14a-8: the Proposal is improper under Delaware law, the Proposal is inherently vague and indefinite, and the Proposal relates to an election. The Company respectfully requests that the Staff not recommend enforcement action if the Company excludes the Proposal. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Proposal prior to the issuance of a response.

The Company asks Ms. Scheffler to copy the undersigned on any response she may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicolas Grabar /AC

Nicolas Grabar

cc: Ann Scheffler
59 Flower Road
Valley Stream, NY 11581

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

---

5 Release No. 34-12598 (Jul. 7, 1976).

6 *See, e.g. General Electric Company* (Jan. 12, 2001).

Exhibit A

(Letter and Proposal of Ms. Scheffler, dated July 26, 2006)

July 26, 2006

Chairman of the Board
Home Depot
2455 Paces Ferry Road NW.
Atlanta, Ga. 30339

Gentlemen:

I am the owner of 707 Shares of Home Depot Stock, Inc. I request the following proposal be submitted for stockholders approval at the next annual meeting.

Resolved: That there be 2 nominees for each new member of the BOARD OF Directors

That a brief resume of their background, experience and stockholdings in the corporation be delineated. This should make the Board less beholden to the management and more attuned to the needs of the owners, the employees and the customers of the corporation.

Reason: "Corporate democracy" has become an oxymoron. "Crony capitalism" is a more appropriate term. Directors are "selected" by incumbent directors and management. Stockholders, the true owners of the corporation are allowed to vote for the directors anointed by the hierarchy.

(OVER)

This is analagous to the "free" elections in many dictatorships. You either voted for the dictator or did not vote. There was no alternative. In our "corporate democracy" you either vote for or against or withhold your vote but there are no alternative directors to vote for. Corporate directors take office unopposed and answer only to fellow directors and not to the owners of the corporation, the stockholders.

Respectfully submitted,

Ann Scheffler
59 Flower Road
Valley Stream, NY 11581

Ann Scheffler
59 Flower Rd.
Valley Stream, NY 11581

GARDEN CITY NY 115
27 JUL 2006 PM 4 T

AUG 0 1 2006

~~Chairman of the Board~~
CUSTOMER CARE
Home Depot
2455 Paces Ferry Road NW
Atlanta, Ga. 30339

[redacted] [redacted]

Exhibit B

(Letter from Cleary Gottlieb Steen & Hamilton LLP, dated August 25, 2006)

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2414
E-Mail: ngrabar@cgsh.com

August 25, 2006

VIA FEDERAL EXPRESS

Ms. Ann Scheffler
59 Flower Rd.
Valley Stream, NY 11581

Dear Ms. Scheffler:

I am writing about your letter dated July 26, 2006, addressed to the Chairman of the Board of The Home Depot, Inc., regarding a shareholder proposal concerning the election of directors to the company's board of directors.

First of all, let me thank you on the Company's behalf for submitting your proposal. The Company values all proposals submitted by its shareholders and wants to make the most of this opportunity to work with you.

Our proxy statement dated April 14, 2006, requires shareholders to address their proposals to the Corporate Secretary. Your proposal was addressed to the Chairman of the Board, but it has now been forwarded to the office of the Corporate Secretary, where it was received on August 22, 2006. August 22, 2006 is accordingly the date we received the proposal for purposes of Rule 14a-8(f) under the Securities Exchange Act of 1934.

Before we can process your shareholder proposal, you need to remedy two deficiencies so that your proposal satisfies the eligibility requirements of Rule 14a-8 under the Exchange Act. Rule 14a-8(b) requires that you prove your eligibility to submit a shareholder proposal. In your case, the rule requires you to submit:

- your written statement that you intend to continue holding the shares through the date of the company's annual meeting; and

- a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year.

We have not received verification of your ownership of Home Depot shares, and you have not stated in your proposal that you intend to continue to hold the Home Depot shares through the date of the meeting of shareholders. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

If you require any additional information or if you would like to discuss this matter, please call me at the number provided above. Thank you.

Very truly yours,

Nicolas Grabar

Enclosure

Exhibit C

(Response of Ms. Scheffler, dated August 31, 2006)

59 Flower Road
Valley Stream, NY
August 31, 2006

Cleary, Gottlieb Steen & Hamilton LLP
1 Liberty Plaza
New York, NY 10006-1470

Attention: Mr. Nicolas Grabor

Dear Mr. Grabor:

Reference your letter of August 25, 2006 regarding my proposal for the Home Depot, Inc. stockholders meeting please be advised that I intend to continue holding the shares through the date of the company's annual meeting. I am also enclosing statement of purchases of the stock and the latest statement of the stock held by my broker.

Respectfully,

Ann Scheffler

Ann Scheffler

Enclosures: 3

DUPLICATE REQUEST

THE Vanguard GROUP.

October 21, 2002

Vanguard Brokerage Services

A Division of Vanguard Marketing Corporation

Confirmation

ANN SCHEFFLER
59 FLOWER ROAD
VALLEY STREAM NY 11581-1611

(800) 284-7245 Brokerage Services
Account number: 45V-396946
Trade date 10/21/2002
Process date 10/21/2002
Settlement date 10/24/2002
Market/Capacity C / 5

YOU BOUGHT:
HOME DEPOT INC COM

Account type: Cash
CUSIP number: 437076-10-2
Symbol: HD

PLEASE NOTIFY VBS IMMEDIATELY IF THIS CONFIRMATION IS NOT CORRECT. This trade was unsolicited.

Trade number	Quantity	Price	Principal	Commission	Service charge	SEC fee	Net amount
3221869	200.00000	$ 29.70000000	$ 5,940.00	$ 40.00	$ 0.00	$ 0.00	$ 5,980.00

UNSOLICITED ORDER A DLJ CO IS MKT MKR ON EXCH IN THE STOCK
AND ACTED AS PRNCPL

We confirm the above trade(s) subject to the terms and conditions detailed on the reverse side, where you can also see explanations of coded symbols. This confirmation is a notice not an invoice. Remittance or securities are due on or before settlement date.

Vanguard Brokerage Service (VBS), member SIPC, is the introducing firm for VBS accounts. Your VBS assets are held by VBS's clearing firm, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corp., member SIPC. Your VBS transactions settle through your Vanguard money market account, held separately by Vanguard or settle in accordance with your employer sponsored retirement plan.

1-2-

000001 VBS - V1 0001

TERMS AND CONDITIONS

Securities purchased on a cash or margin basis are or may be hypothecated under circumstances which will permit the commingling thereof with securities carried for other customers, but such securities, if hypothecated, will be withdrawn from hypothecation as soon as --cticable after receipt of payment therefore

.is transaction is a purchase by you in a cash account and sufficient funds are not already in your account with us, it is agreed that you will make full payment for the securities described on this confirmation promptly and not later than settlement date, or at such earlier time payment may be demanded in accordance with the terms of this transaction and that you do not contemplate sale of such securities prior to making such payment. If this transaction is a sale by you in a cash account and the securities described on this confirmation are not already held in your account with us, we are acting upon your representation that you or your principal own such securities, and it is agreed that you will promptly and not later than settlement date deposit such securities with us If full payment for the securities purchased by you in this transaction is not received by us, or if securities sold by you in this transaction are not delivered to us in proper form on or after the first trading day after settlement date, we may at our option cancel or otherwise liquidate this transaction without notice to you, and you will be liable to us for any resulting loss, including, without limitation, all expenses, attorney's fees and other costs incurred by us and interest thereon

If this transaction is a purchase by you in a margin account it is agreed that sufficient cash or acceptable collateral will be deposited on or before settlement date, or at such earlier time payment may be demanded to satisfy applicable margin requirements

Provisions of agreements and contracts shall inure to any successor of Vanguard Brokerage Services® (VBS®), a division of Vanguard Marketing Corporation, and Pershing LLC, a member of the BNY Securities Group and a subsidiary of The Bank of New York Company, Inc. (Pershing)

It is understood and agreed that all transactions are subject to the rules ' regulations of the Securities and Exchange Commission, self-,ulatory organizations, and the Federal Reserve Board and the rules and customs of the exchange or market (and its clearing house, if any) where executed Any transaction executed in the Over-the-Counter Market is subject to the Uniform Practice Code of the National Association of Securities Dealers, Inc The name of the other broker or party and the time of execution will be furnished on request to VBS

VBS DOES NOT RECEIVE COMPENSATION FOR DIRECTING ORDER FLOW IN EQUITY SECURITIES. PERSHING LLC RECEIVES COMPENSATION FOR DIRECTING ORDER FLOW IN CERTAIN EQUITY SECURITIES AND IN LISTED OPTIONS. SEE THE PAYMENT FOR ORDER FLOW SECTION OF THE PERSHING FINANCIAL DISCLOSURE STATEMENT FOR DETAILS OF PERSHING'S PAYMENT FOR ORDER FLOW PRACTICES. A DETAILED EXPLANATION OF ORDER ROUTING PRACTICES WILL BE PROVIDED TO YOU ON AN ANNUAL BASIS. FOR ADDITIONAL INFORMATION REGARDING ORDER ROUTING AND THE VENUES TO WHICH YOUR VBS ORDERS ARE ROUTED, VISIT www.marketsystems.com. THE SOURCE AND NATURE OF THE COMPENSATION, IF ANY, RECEIVED IN CONNECTION WITH THIS TRADE WILL BE FURNISHED UPON YOUR WRITTEN REQUEST TO VBS.

In those transactions where it is indicated that Pershing or an affiliated company acted in the capacity of principal (as market maker or specialist), it fills orders at the inside market without mark-up or down, and charges for its services

Commission rates are subject to negotiation, and any commission charged to you in this transaction may be more or less than commissions charged to or by others in similar transactions The source and amount of other commissions received in connection with this -nsaction will be furnished on request to VBS

Call features may exist for securities. Call features for fixed income securities may affect yield. Complete information will be provided on request to VBS.

Zero Coupons and Multiplier Securities are callable below maturity value without notice by mail to holder unless registered.

The ratings that appear in the description of some fixed income securities have been obtained from ratings services which Pershing believes to be reliable, however, neither VBS nor Pershing can guarantee their accuracy Securities for which a rating is not available are marked "UNRATED".

If this transaction involves an asset-backed security, including a municipal collateralized mortgage obligation, which represents an interest in or is secured by a pool of receivables or other financial assets that are subject continuously to prepayment, then the actual yield of such security may vary according to the rate at which the underlying receivables or other financial assets are prepaid. Information concerning the factors that affect yield (including at a minimum estimated yield, weighted average life, and the prepayment assumptions of underlying yield) will be furnished upon your written request to VBS.

EXPLANATION OF CODED SYMBOLS

Market

1 New York Stock Exchange
2. American Stock Exchange
3. Philadelphia Stock Exchange
4. Over the Counter ("OTC")
5. Boston Stock Exchange
6. Chicago Stock Exchange
7 Chicago Board Options Exchange
8 OTC
9 Pacific Stock Exchange
C. National Stock Exchange
N. NASDAQ Exchange

Capacity in Which VBS Acted

VBS acted as your agent, charging you a commission for its service, unless the capacity code on the field on the front of this confirmation contains a "5" or a "6", or contains a "0" and is a fixed-income transaction without a separate commission disclosed. The complete list of codes is as follows:

1, 2, 3, or 8 - As broker only.
4 - Reprinted confirmation; capacity appears on original.
5 or 6 - As principal.
9 - As agent for the buyer and seller, charging you a commission as shown on this confirmation
0 - Average price or block transaction.

Additional Market/Capacity Information

For trades in which the Market is indicated as other than 4 or 8 (OTC) and the Capacity is indicated as 5 (Principal), Pershing or an affiliated company acted as Principal (pursuant to applicable SEC and stock exchange rules), and VBS acted as agent.

Where the phrase market maker appears on the front of this Confirmation, Pershing or an affiliated company makes a market in this security and acted as principal in buying from or selling to you. VBS acted as your agent, charging you a commission for the service.

If average price transaction is indicated on this confirmation, VBS or Pershing or an affiliated company may have acted as principal, agent or both, or agent for another party on one or more exchanges. Details available through VBS.

PLEASE REPORT ANY ERROR, OMISSION OR EXCEPTION IMMEDIATELY TO VBS AT THE ADDRESS SHOWN ON THIS CONFIRMATION.

DUPLICATE REQUEST

THE Vanguard GROUP.

ANN SCHEFFLER
59 FLOWER ROAD
VALLEY STREAM NY 11581-1611

January 3 , 2003

Vanguard Brokerage Services

A Division of Vanguard Marketing Corporation

Confirmation

(800) 284-7245	Brokerage Services
Account number:	45V-396946
Trade date	1/ 3/2003
Process date	1/ 3/2003
Settlement date	1/ 8/2003
Market/Capacity	C / 5

YOU BOUGHT:
HOME DEPOT INC COM

Account type:	Cash
CUSIP number:	437076-10-2
Symbol:	HD

PLEASE NOTIFY VBS IMMEDIATELY IF THIS CONFIRMATION IS NOT CORRECT. This trade was unsolicited.

Trade number	Quantity	Price	Principal	Commission	Service charge	SEC fee	Net amount
5500413	300.00000	$ 21.58000000	$ 6,474.00	$ 48.60	$ 0.00	$ 0.00	$ 6,522.60

UNSOLICITED ORDER A DLJ CO IS MKT MKR ON EXCH IN THE STOCK
AND ACTED AS PRNCPL

We confirm the above trade(s) subject to the terms and conditions detailed on the reverse side, where you can also see explanations of coded symbols. This confirmation is a notice not an invoice. Remittance or securities are due on or before settlement date.

Vanguard Brokerage Service (VBS), member SIPC, is the introducing firm for VBS accounts. Your VBS assets are held by VBS's clearing firm, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corp., member SIPC. Your VBS transactions settle through your Vanguard money market account, held separately by Vanguard or settle in accordance with your employer sponsored retirement plan.

TERMS AND CONDITIONS

Securities purchased on a cash or margin basis are or may be hypothecated under circumstances which will permit the commingling thereof with securities carried for other customers, but such securities, if hypothecated, will be withdrawn from hypothecation as soon as practicable after receipt of payment therefore

.is transaction is a purchase by you in a cash account and sufficient funds are not already in your account with us, it is agreed that you will make full payment for the securities described on this confirmation promptly and not later than settlement date, or at such earlier time payment may be demanded in accordance with the terms of this transaction and that you do not contemplate sale of such securities prior to making such payment. If this transaction is a sale by you in a cash account and the securities described on this confirmation are not already held in your account with us, we are acting upon your representation that you or your principal own such securities, and it is agreed that you will promptly and not later than settlement date deposit such securities with us If full payment for the securities purchased by you in this transaction is not received by us, or if securities sold by you in this transaction are not delivered to us in proper form on or after the first trading day after settlement date, we may at our option cancel or otherwise liquidate this transaction without notice to you, and you will be liable to us for any resulting loss, including, without limitation, all expenses, attorney's fees and other costs incurred by us and interest thereon

If this transaction is a purchase by you in a margin account it is agreed that sufficient cash or acceptable collateral will be deposited on or before settlement date, or at such earlier time payment may be demanded to satisfy applicable margin requirements

Provisions of agreements and contracts shall inure to any successor of Vanguard Brokerage Services® (VBS®), a division of Vanguard Marketing Corporation, and Pershing LLC, a member of the BNY Securities Group and a subsidiary of The Bank of New York Company, Inc. (Pershing)

It is understood and agreed that all transactions are subject to the rules d regulations of the Securities and Exchange Commission, self-regulatory organizations, and the Federal Reserve Board and the rules and customs of the exchange or market (and its clearing house, if any) where executed Any transaction executed in the Over-the-Counter Market is subject to the Uniform Practice Code of the National Association of Securities Dealers, Inc. The name of the other broker or party and the time of execution will be furnished on request to VBS

VBS DOES NOT RECEIVE COMPENSATION FOR DIRECTING ORDER FLOW IN EQUITY SECURITIES. PERSHING LLC RECEIVES COMPENSATION FOR DIRECTING ORDER FLOW IN CERTAIN EQUITY SECURITIES AND IN LISTED OPTIONS. SEE THE PAYMENT FOR ORDER FLOW SECTION OF THE PERSHING FINANCIAL DISCLOSURE STATEMENT FOR DETAILS OF PERSHING'S PAYMENT FOR ORDER FLOW PRACTICES. A DETAILED EXPLANATION OF ORDER ROUTING PRACTICES WILL BE PROVIDED TO YOU ON AN ANNUAL BASIS. FOR ADDITIONAL INFORMATION REGARDING ORDER ROUTING AND THE VENUES TO WHICH YOUR VBS ORDERS ARE ROUTED, VISIT www.marketsystems.com. THE SOURCE AND NATURE OF THE COMPENSATION, IF ANY, RECEIVED IN CONNECTION WITH THIS TRADE WILL BE FURNISHED UPON YOUR WRITTEN REQUEST TO VBS.

In those transactions where it is indicated that Pershing or an affiliated company acted in the capacity of principal (as market maker or specialist), it fills orders at the inside market without mark-up or down, and charges for its services

Commission rates are subject to negotiation, and any commission charged to you in this transaction may be more or less than commissions charged to or by others in similar transactions The source and amount of other commissions received in connection with this transaction will be furnished on request to VBS.

Call features may exist for securities. Call features for fixed income securities may affect yield. Complete information will be provided on request to VBS

Zero Coupons and Multiplier Securities are callable below maturity value without notice by mail to holder unless registered.

The ratings that appear in the description of some fixed income securities have been obtained from ratings services which Pershing believes to be reliable, however, neither VBS nor Pershing can guarantee their accuracy. Securities for which a rating is not available are marked "UNRATED".

If this transaction involves an asset-backed security, including a municipal collateralized mortgage obligation, which represents an interest in or is secured by a pool of receivables or other financial assets that are subject continuously to prepayment, then the actual yield of such security may vary according to the rate at which the underlying receivables or other financial assets are prepaid. Information concerning the factors that affect yield (including at a minimum estimated yield, weighted average life, and the prepayment assumptions of underlying yield) will be furnished upon your written request to VBS.

EXPLANATION OF CODED SYMBOLS

Market

1. New York Stock Exchange
2. American Stock Exchange
3. Philadelphia Stock Exchange
4. Over the Counter ("OTC")
5. Boston Stock Exchange
6. Chicago Stock Exchange
7. Chicago Board Options Exchange
8. OTC
9. Pacific Stock Exchange

C. National Stock Exchange
N. NASDAQ Exchange

Capacity in Which VBS Acted

VBS acted as your agent, charging you a commission for its service, unless the capacity code on the field on the front of this confirmation contains a "5" or a "6", or contains a "0" and is a fixed-income transaction without a separate commission disclosed. The complete list of codes is as follows:

1, 2, 3, or 8 - As broker only
4 - Reprinted confirmation; capacity appears on original.
5 or 6 - As principal
9 - As agent for the buyer and seller, charging you a commission as shown on this confirmation
0 - Average price or block transaction.

Additional Market/Capacity Information

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HOLDINGS SUMMARY	Value on 5/31/2006	% Holdings	Value on 6/30/2006	% Holdings
Stocks	$ 42,130.00	36.8	$ 41,542.00	36.8
FundAccess(R)/other funds	72,212.06	63.2	71,374.55	63.2
Total account value	$ 114,342.06	100.0	$ 112,916.55	100.0

VALUE SUMMARY	Value on 5/31/2006	Value on 6/30/2006
Long market value	$ 114,342.06	$ 112,916.55

INCOME SUMMARY	This period	Year-to-date
Dividends	$ 512.46	$ 2,611.01
Tax-exempt interest	68.20	411.60
Capital gains	.00	74.42
Total income	$ 580.66	$ 3,097.03

HOLDINGS (This section reflects settled trades only)

Stocks	Quantity / Account type	Price per share	Current value	Estimated annual income	Estimated yield	Dividend status
GENERAL ELECTRIC CO COM SecurityID: GE	200.00000 Cash	$ 32.960000	$ 6,592.00	$ 200.00	3.0%	Cash
HOME DEPOT INC COM SecurityID: HD	500.00000 Cash	35.790000	17,895.00	300.00	1.7	Cash
INTEL CORP COM SecurityID: INTC	900.00000 Cash	18.950000	17,055.00	360.00	2.1	Cash
Total stocks			$ 41,542.00	$ 860.00	2.1%	

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Exhibit D

(Delaware Counsel Opinion)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
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December 8, 2006

The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, Georgia 30339

Re: Shareholder Proposal of Ann Scheffler

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Ann Scheffler (the "Proponent"), which the Proponent has requested to be included in the proxy statement of the Company for its 2007 annual meeting of shareholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002, which we assume constitutes the certificate of incorporation of the Company as in effect on the date hereof (the "Certificate"); (ii) the Bylaws of the Company, adopted on August 24, 2006, which we assume constitute the bylaws of the Company as in effect on the date hereof; and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved: That there be 2 nominees for each new member of the Board of Directors.
>
> That a brief resume of their background, experience and stockholdings in the corporation be delineated. This should make the Board less beholden to the management and more attuned to the needs of the owners, the employees and the customers of the corporation.
>
> Reason: "Corporate democracy" has become an oxymoron. "Crony capitalism" is a more appropriate term. Directors are "selected" by incumbent directors and management. Stockholders, the true owners of the corporation are allowed to vote for the directors anointed by the hierarchy. This is analogous to the "free" elections in many dictatorships. You either voted for the dictator or did not vote. There was no alternative. In our "corporate democracy" you either vote for or against or withhold your vote but there are no alternative directors to vote for. Corporate directors take office unopposed and answer only to fellow directors and not to the owners of the corporation, the stockholders.

We understand that the Company construes the Proposal as mandatory and that the Proposal is intended by the Proponent to be mandatory. We further understand that the Proposal, if adopted by the shareholders, would compel the Board of Directors of the Company (the "Board of Directors") to take action to nominate two candidates for each new director to be elected to the Board of Directors and that the Proposal is intended to require the Board of Directors to include in the Company's proxy statement a brief resume of each new nominee's background, experience and stockholdings in the Company.

You have asked whether the Proposal is excludable from the Company's proxy statement for the 2007 annual meeting of shareholders under Rule 14a-8(i)(1) promulgated under the Securities Exchange Act of 1934, as amended, because it is not a proper subject for action by shareholders under Delaware law. Rule 14a-8(i)(1) provides that a registrant may omit a proposal:

> If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

For the reasons set forth below, the Proposal is not, in our opinion, a proper subject for action by the shareholders of the Company under the General Corporation Law.

Discussion

As a general matter, the directors of a Delaware corporation are vested with the authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a).

The Proposal, if adopted, would deprive the Board of Directors of the power and discretion to determine whether to nominate, or whether the inclusion of, more than one candidate for each directorship and the accompanying disclosures in the Company's proxy statement is, or is not, in the best interests of the Company and all its shareholders. No less than with other aspects of the "business and affairs" of a corporation, the determination of whether to nominate multiple candidates, the use to which a corporation's proxy statement should or should not be put, and the inclusion or exclusion of matters in or from a corporation's proxy statement (subject, of course, to applicable federal law and rules and regulations promulgated thereunder) is, in our view, a matter within the province of the board of directors of a Delaware corporation and not the stockholders. That a proposal could force a corporation, contrary to the best judgment of its board of directors, to nominate or include in its proxy statement (and on its proxy card) the nomination of a person the election of whom the board of directors believes would not be in furtherance of, or would in fact be contrary to, the best interests of the corporation and all its stockholders, is in our view antithetical to the allocation of duties and powers between the board of directors and stockholders under the General Corporation Law. Under Delaware law, stockholders have the right, subject to compliance with limitations prescribed by advance notice and director qualification bylaws,[1] to nominate candidates for election as directors and to solicit votes in favor of such candidates through their own proxy materials. In our view, however, they do not have the right to mandate the nomination of or the inclusion of additional nominees in a corporation's proxy statement, contrary to the best judgment of the board of directors.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State

[1]We note that the Article SIXTH, Section 3 of the Certificate permits the stockholders to nominate their own candidates for election as directors upon thirty days notice to the Company. In addition, the Nominating and Corporate Governance Committee has adopted a policy that, in certain circumstances, it will consider candidates for election as directors recommended by shareholders.

of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Delaware Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a); see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman v. Choen, 222 A.2d 800 (Del. 1966); Paramount Communications Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted).

As a result, directors may not delegate to others their decision-making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Communications, 1989 WL 79880, at *30 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."). For example, in Abercrombie, 123 A.2d 893, the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Delaware Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

Consistent with the foregoing is the Delaware Supreme Court's decision in Quickturn. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under

Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) of the General Corporation Law to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months .... Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id. at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted).

In our opinion, the General Corporation Law does not permit stockholders to compel directors to take action on matters as to which the directors are required to exercise judgment in a manner which may in fact be contrary to the directors' own best judgment. Yet this is exactly what the Proposal attempts to do, in that it would compel the Board of Directors to nominate two candidates for every open directorship, and include biographical information for all such candidates in the Company's proxy materials, regardless of whether the Board of Directors, in any particular instance, determined that nominating two candidates or including additional disclosures in the proxy statement would not be in the best interests of the Company and its shareholders. Indeed, in fulfilling its responsibility to select candidates for the Board of Directors, the Board of Directors is under an obligation to use its own best judgment to choose those persons whom it reasonably views as the best candidates for the positions. See Chapin v. Benwood Found., Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (trustees of a foundation owe a duty to use their own best judgment in filling a vacancy on the board of trustees). Thus, because the Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" concerning the nomination of candidates for directors of the Company, Abercrombie, 123 A.2d at 899, in our view, the Proposal, if adopted by the shareholders, would not be valid under Delaware law.

In addition, we note that the Proposal would require the Company to expend additional funds in order to locate additional qualified candidates, to perform required background checks of such candidates and to include in its proxy statement additional information relating to the nomination of additional candidates for election as directors and any related disclosures. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Delaware Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987).

The Board of Directors is under an obligation to use its own best judgment to determine how corporate funds should be spent. By mandating that corporate funds be spent to locate additional qualified persons to serve as directors of the Company, to conduct appropriate background checks on such persons and to include in the Company's proxy statement disclosures relating to two candidates for each new directorship, the Proposal would thereby abrogate the duty of the Board of Directors to exercise its informed business judgment concerning expenditures by the Company.[2]

---

[2] We also note that requiring the Board of Directors to nominate two candidates for each new directorship and to include the additional candidates in the Company's proxy statement and proxy card could result in the Board of Directors violating their fiduciary duty of disclosure. See Malone v. Brincat, 722 A.2d 5, 12 (Del. 1998) ("Directors are required to ... provide a balanced, truthful account of all matters disclosed in the communications with shareholders."). Despite any disclosures regarding the Board of Directors' views of which candidates are the best

In summary, in our view the Proposal would impermissibly restrict the Board of Directors in the exercise of its statutory duty to manage the business and affairs of the Company, in contravention of Section 141(a) of the General Corporation Law, insofar as it would mandate that the Board of Directors nominate and, include in the Company's proxy statement the nomination of, two persons for each open directorship and would mandate the expenditure of corporate funds to do so, regardless of the Board of Directors' best judgment in that regard.

Conclusion

Based upon and subject to the foregoing and subject to the limitations stated hereinbelow, it is our opinion that the Proposal is not a proper subject for action by the shareholders of the Company under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WH/BVF

---

candidates for the Company, the fact that there are two nominees for each new directorship set forth in the Company's proxy statement and on the proxy card inevitably will give the impression that the Board of Directors endorses both nominees, which would result in imbalanced disclosure, as well as being confusing and misleading to shareholders. As such, we also believe the Proposal could be excluded pursuant to Rule 14a-8(i)(2), which provides that a registrant may omit a proposal "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject," because the Proposal could cause the Board of Directors to violate its duty of full and complete disclosure by requiring the Board of Directors to make disclosures which gives the misimpression that the Board of Directors is endorsing candidates that it does not believe are in the best interests of the Company and its shareholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 19, 2006

The proposal requires two nominees for each "new member" of the board.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Home Depot relies.

Sincerely,

Ted Yu
Special Counsel

END